

Mail Stop 4720

September 18, 2017

José G. Cantera
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Form 6-K Filed August 1, 2017**
> **File No. 001-12518**

Dear Mr. Cantera:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 4.B. Business Overview, page 39

1. We note you frequently disclose changes in financial metrics excluding the exchange rate impact on a geographic basis, regional basis, segment basis, and occasionally on a consolidated basis. Please respond to the following to help us better understand how the calculations are performed for this disclosure:

   - Tell us in detail how you calculate the changes in financial metrics excluding the exchange rate impact.

- Provide us the supporting quantitative details for financial metrics disclosed in the 5th paragraph for Brazil on page 44 and the 4th paragraph for Mexico on page 45 (e.g. profit attributable to the Parent, total income, etc.) including and excluding the exchange rate impact and provide any supporting commentary needed to fully understand the source of the amounts and the basis for the calculations.

- Provide us the supporting quantitative details for the calculation of the profit attributable to the Parent bank from Latin America, excluding the exchange rate impact, which is disclosed on page 44. Please ensure your response clearly indicates whether certain countries are excluded from this calculation.

- Provide us the supporting quantitative details for the calculation of Global Transaction Banking profit attributable to the Parent, excluding the exchange rate impact, disclosed on page 48. As part of your response, please tell us all the countries that contribute to this unit, and indicate if any countries are excluded from the calculation.

- Provide us the supporting quantitative details for the calculation of consolidated administrative expenses, excluding the exchange rate impact, which is disclosed on page 115. Please ensure your response clearly indicates whether certain countries are excluded from this calculation.

Results of Operation for Santander, page 109

2.   We note your disclosure of the metric "cost of credit" throughout your filing on both a consolidated and segment basis. Please tell us, and revise future filings to disclose, how cost of credit is calculated.

Form 6-K Filed August 1, 2017

General

3.   We note on your earnings call for the half year 2017 results held on July 28, 2017, you discussed the expected impact of IFRS 9 in response to an analyst question. Specifically, your CFO noted that you expect the impact of IFRS 9 to be approximately 15 basis points, and that the acquisition of Banco Popular may increase that estimate by 4 or 5 basis points, for a total possible impact in the region of 20 basis points. Please respond to the following:

- Please clarify for us which line item or capital metric you expect to be impacted.

- Please tell us whether you plan to provide updated disclosure regarding IFRS 9 in your June 30, 2017 financial statements prepared in accordance with IAS 34. If so, please tell us whether you plan to provide any quantitative information regarding the expected impact upon adoption. If not, please tell us why.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3512 with any questions.

        Sincerely,

        /s/ Stephanie L. Sullivan

        Stephanie L. Sullivan
        Senior Technical and Policy Advisor
        Office of Financial Services